UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69128

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nexpoint Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Crescent Court, Suite 700
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Mitts	(972) 628-4100	BMitts@Nexpoint.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BKD, LLP
(Name – if individual, state last, first, and middle name)

2700 Post Oak Blvd., Ste 1500	Houston	Texas	77056-5829
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Brian Mitts</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Nexpoint Securities, Inc.</u> , as of <u>December 31</u> , 2 <u>021</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





BRIGID BREWER
Notary Public, State of Texas
Comm. Expires 04-01-2025
Notary ID 133011596

Signature:

Title:
FinOP

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

NEXPOINT SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2021

Supplementary Schedules pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934

NEXPOINT SECURITIES, INC.

December 31, 2021

BKD
CPAs & Advisors

2700 Post Oak Boulevard, Suite 1500 | Houston, TX 77056-5829
713.499.4600 | Fax 713.499.4699 | bkd.com

Report of Independent Registered Public Accounting Firm

Stockholder and Audit Committee
NexPoint Securities, Inc.
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NexPoint Securities, Inc. (the Company), as of December 31, 2021, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 10 to the financial statements, at December 31, 2021, the Company did not meet the minimum net capital requirements as prescribed by Rule 15c3-1 of the *Securities Exchange Act of 1934*.

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2021 (supplemental information), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

BKD,LLP

Houston, Texas
May 17, 2022

NEXPOINT SECURITIES, INC.

Statement of Financial Condition

As of December 31, 2021

(In Thousands)

Assets

Cash and cash equivalents	$	763
Segregated cash		423
Investment in marketable security, at fair value (cost $888)		456
Receivables from affiliates		1,128
Income tax receivable		753
Prepaid expenses		60
Deferred tax asset		927
Total assets	$	4,510

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	70
Amounts payable on behalf of the 12b-1 Plan		452
Payable to affiliates		199
Accrued and other liabilities		2,068
Total liabilities		2,789
Stockholder's equity		1,721
Total liabilities and stockholder's equity	$	4,510

See accompanying notes to financial statements.

NEXPOINT SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2021

(In Thousands)

Revenue:	
Marketing and administrative services	$ 7,466
Managing broker dealer fees	7,064
Dividends and other income	94
Total revenue	14,624
Expenses:	
Compensation and benefits	13,381
Shared services expenses	816
Professional fees	274
Marketing and advertising expenses	334
Other operating expenses	473
Total expenses	15,278
Other income/expense:	
Gain on forgiven PPP loan	646
Change in unrealized depreciation on investment in marketable security	128
Total other income	774
Income before income tax benefit	120
Income tax benefit	3
Net Income	$ 123

See accompanying notes to financial statements.

NEXPOINT SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2021

(In Thousands)

	Common Stock		Paid in Surplus		Retained Earnings		Total	
Balances, January 1, 2021	$	4	$	4,852	$	(2,758)	$	2,098
Net income		-		-		123		123
Equity Distributions		-		(500)		-		(500)
Balances, December 31, 2021	$	4	$	4,352	$	(2,635)	$	1,721

See accompanying notes to financial statements.

NEXPOINT SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2021

(In Thousands)

Cash flows from operating activities:		
Net Income	$	123
Adjustments to reconcile net income to cash, cash equivalents and segregated cash from operating acivities:		
Net change in unrealized depreciation on investment in marketable security		(128)
Gain on forgiven PPP loan		(646)
Changes in assets and liabilities:		
Receivables from affiliates		(816)
Prepaid expenses		20
Income tax receivable		(6)
Accounts payable		3
Amounts payable on behalf of the 12b-1 Plan		324
Payable to affiliates		138
Accrued and other liabilities		1,147
Net cash provided by operating activities		159
Cash flows from financing activities:		
Equity distributions		(500)
Net cash used for financing activities		(500)
Net decrease in cash, cash equivalents and segregated cash		(341)
Cash, cash equivalents and segregated cash		
Beginning of year		1,527
End of year	$	1,186
Reconciliation of cash, cash equivalents and segregated cash to statement of financial condition		
Cash and cash equivalents	$	763
Segregated cash		423
Total cash, cash equivalents and segregated cash	$	1,186
Supplemental disclosure of cash flow information:		
Taxes paid during the year	$	8

See accompanying notes to financial statements.

1. **<u>Organization and Nature of Business</u>**

    NexPoint Securities, Inc. (fka Highland Capital Funds Distributor, Inc.) (Company), a Delaware Corporation, is a wholly-owned subsidiary of Highland Capital Management Fund Advisors, L.P. (HCMFA), a mutual fund investment advisor.

    The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

    The Company is the distributor and underwriter of the mutual funds advised by HCMFA and closed-end funds, a non-traded business development company, multiple Delaware statutory trusts (DSTs), and other funds advised by NexPoint Advisors, L.P. (NPA). The Company does not engage in direct transactions with investors. The primary business activities of the Company are underwriting, wholesale fund marketing and distribution activities.

2. **<u>Significant Accounting Policies</u>**

    Basis of Accounting

    The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    Cash and cash equivalents consist of cash held at U.S. and foreign banks, deposits with original maturities of less than 90 days, and money market funds. Cash equivalents are carried at cost, which approximates market value. At December 31, 2021, the Company held cash balances at a certain financial institution in excess of the federally insured limit of $936. The Company regularly monitors the credit quality of the institution.

    Investment in Marketable Security

    Investment in marketable security is carried at fair value. Unrealized gains or losses related to trading securities are reported within the Statement of Operations in the period they occur.

NEXPOINT SECURITIES, INC.

Notes to Financial Statements

December 31, 2021

in Thousands

Recognition of Revenue

The Company applies the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. Marketing and administrative services fees, 12b-1 flow through fees, and dividends and other income are not within the scope of ASC 606.

Managing Broker Dealer Fees

The largest concentration of revenue during 2021 was received from two customers: Vinebrook Homes Trust, Inc. and Nexpoint Storage I, DST. These customers accounted for approximately 43% and 17%, respectively.

As the underwriter of various mutual funds and DSTs, the Company receives Managing Broker Dealer Fees. The performance obligation related to the transfer of underwriter services is satisfied at a certain point in time. The Company has determined that the fees are recognized as revenue at the time the services are provided. The Company records a receivable when revenue is recognized prior to payment. The beginning and ending receivable balances related to managing broker dealer fees are immaterial.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

As of December 31, 2021, the Company had a net deferred tax asset of $927.

The Company is subject to U.S. federal income tax examinations by tax authorities for the year 2017 forward.

3. **Investment in Marketable Security**

Detailed below is a summary of the Company's held for trading investment at December 31, 2021:

	Cost	Fair Value
Mutual Fund	$ 888	$ 456
Total Investment	$ 888	$ 456

4. <u>**Fair Value of Financial Instruments**</u>

Fair Value Measurement

U.S. GAAP defines fair value as the price an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard requires fair value measurement techniques to reflect the assumptions market participants would use in pricing an asset or liability and, where possible, to maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes the following hierarchy that prioritizes the valuation inputs into three broad levels:

- Level 1 – Valuation based on unadjusted quoted prices in active markets for identical assets and liabilities that the Company has the ability to access as of the measurement date. Valuations utilizing Level 1 inputs do not require any degree of judgment.

- Level 2 – Valuations based on (a) quoted prices for similar instruments in active markets; (b) quoted prices for identical or similar instruments in markets that are not active that are reflective of recent market transactions; or (c) models in which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on indicative quotes that do not reflect recent market transactions and models or other valuation techniques in which the inputs are unobservable and significant to the fair value measurement, which includes situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2021, the Company's investments consisted entirely of the same mutual fund which is publicly traded.

The Company categorizes investments recorded at fair value in accordance with the hierarchy established under U.S. GAAP. The Company's investment at December 31, 2021 is classified as a Level 1 position.

NEXPOINT SECURITIES, INC.

Notes to Financial Statements

December 31, 2021

in Thousands

5. **Income Taxes**

Components of the income taxes for the year ended December 31, 2021 are as follows:

Current:		
State	$	3
Total income tax benefit	$	3

A reconciliation between the amount of the reported provision for federal income taxes and expected income tax (computed by multiplying the statutory federal income tax rate (21%) times income before provision for income taxes) is as follows:

Expected provision for income taxes	$	25
Change in valuation allowance on capital items		107
Other		3
Nondeductible expenses		(131)
State income taxes		(1)
Income tax benefit	$	3

The components of deferred tax assets and liabilities are as follows:

Deferred Tax Assets	
Net operating loss	1,270
Capital assets	84
Accrued expenses, net	89
Depreciation and amortization	1
Total deferred tax assets	1,444
Valuation allowance	(517)
	$ 927

Total amount of net operating losses in 2021 were approximately $1,300.

Notes to Financial Statements

December 31, 2021

in Thousands

6.   **Related Party Transactions**

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended January 21, 2021, with HCMFA, a related party. During the term of the Agreement, HCMFA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The actual cost of such services will be allocated based on specific identification of such costs or a percentage of such costs between the Company and HCMFA, plus an applicable margin, and will be billed monthly. The term of the Agreement shall automatically renew for successive one-year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2021, the Company was allocated and expensed approximately $500, which is included in "Shared services expenses" on the accompanying Statement of Operations. As of December 31, 2021, the Company has approximately $44 outstanding to HCMFA which is included in the "Payable to affiliates" in the accompanying Statement of Financial Condition.

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended January 21, 2021 with NPA, a related party. During the term of the Agreement, NPA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The Company pays NPA a fixed amount each month as a good faith estimate of services rendered, which was agreed upon by both parties. The term of the Agreement shall automatically renew for successive one-year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2021, the Company expensed approximately $316, which is included in "Shared services expenses" on the accompanying Statement of Operations. As of December 31, 2021, the Company has $155 as a liability outstanding to NPA which is included in the "Payable to affiliates" in the accompanying Statement of Financial Condition.

The Company derives a significant portion of its income on marketing and administrative services it performs for and on behalf of HCMFA and NPA. The actual cost of certain services is allocated, plus an applicable margin, and is billed monthly. During the year ended December 31, 2021, the Company derived approximately $7.5M in income, which is included in "Marketing and administrative services" on the accompanying Statement of Operations. As of December 31, 2021, the Company is owed approximately less than $572 from HCMFA and NPA, which is included in "Receivables from affiliates" in the accompanying Statement of Financial Condition.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of NPA's DSTs and other registered products. A significant portion of the Company's income is derived from managing broker dealer fees collected in relation to serving as the principal underwriter. During the year ended December 31, 2021, the Company derived approximately $7M in income, which is included in "Managing broker dealer fees" in the accompanying Statement of Operations. As of December 31, 2021, approximately $128 in dealer manager fees were due to NSI.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of HCMFA's and NPA's advised funds. A portion of the Company's income is derived from underwriter commissions collected in relation to serving as the principal underwriter. During the year ended December 31, 2021, the Company derived less than $32 in income, which is included in "Dividends and other income" on the accompanying Statement of Operations.

The Company's held for trading investment is held in a mutual fund managed by an affiliate of the Company.

During 2021, NSI distributed approximately $500 in capital to its parent.

In the normal course of business, the Company typically pays expenses related to marketing of managed funds. The company will receive payment as reimbursement for paying the expenses on behalf of the respective funds, including 12b-1 related expenses. As of December 31, 2021, approximately $382 in reimbursable expenses were due from various affiliated funds and entities for these expenses, and approximately $48 was due from the 12b-1 plan. These are included in "Receivables from affiliates" in the accompanying Statement of Financial Condition.

A summary of receivables from and payables to affiliates at December 31, 2021 is as follows:

Receivables from affiliates:		
12b-1 fees	$	48
Marketing and administration services due from NPA		430
Due from other affiliated entities		650
Total receivables from affiliates		1,128
Due to affiliates:		
Shared services due to HCMFA		(44)
Shared services due to NPA		(155)
Amounts payable on behalf of the 12b-1 Plan		(452)
Total due to affiliates		(651)
Net receivable from affiliates	$	477

7. **Notes Payable**

On February 2, 2021, the Company's Paycheck Protection Program (PPP) loan through the Small Business Administration (SBA) in the amount of $646 was fully forgiven, which was recorded as a gain during 2021. This amount is reported as "Gain on forgiven PPP loan" in the accompanying Statement of Operations.

8. **Segregated Cash**

The Company serves as Administrator to a 12b-1 Plan (the "Plan") adopted by the mutual funds advised by HCMFA. The Company collects 12b-1 fees from the mutual funds to be disbursed for future eligible marketing and distribution costs of the Plan. These amounts are reported as "Segregated cash" and "Amounts payable on behalf of the 12b-1 Plan" on the Statement of Financial Condition.

9. **Employee Benefits**

The Company, together with its parent company and other affiliates, has a noncontributory profit-sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Company may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2021 was $210 and is included in the "Compensation and benefits" financial statement line item in the accompanying Statement of Operations.

10. **Commitments, Guarantees and Contingent Liabilities**

In the normal course of business, the Company may enter into contracts which provide general indemnifications and contain a variety of presentations and warranties that may expose the Company to some risk of loss. The amount of future losses arising from such undertakings, while not quantifiable, is not expected to be significant.

NEXPOINT SECURITIES, INC.

Notes to Financial Statements

December 31, 2021

in Thousands

11. <u>Regulatory Requirements</u>

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6.67% of total aggregate indebtedness.

At December 31, 2021, the Company had total net capital of approximately ($1,215) which is approximately ($1,401) below its minimum net capital requirement of $186 at that date.

On January 27, 2022, $1,200 in cash was received from affiliates, and an additional $950 was paid by HCMFA in February 2022 to resolve the situation.

The Company is claiming an exemption from Rule 15c3-3 of the 1934 Act in accordance with Footnote 74 of the Securities and Exchange Commission Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5 (the exemption provisions). Under this exemption, the Company is not required to maintain deposits in special reserve accounts or compute required deposits in accordance with the reserve formula specified in Rule 15c3-3.

12. <u>Customer Protection, Reserves and Custody of Securities</u>

The Company does not hold customer accounts, funds, or securities.

13. <u>Legal Proceedings</u>

The Company is not subject to any active, threatened, or pending litigation during the year ended December 31, 2021.

14. <u>Subsequent Events</u>

The Company has performed an evaluation of subsequent events through March 1, 2022, which is the date the financial statements were issued, and has determined that there are no material subsequent events that would require disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Supplemental Schedule I

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2021

(In Thousands)

Net capital:		
Total stockholder's equity	$	1,721
Less non-allowable assets:		
Receivables from affiliates		1,128
Other assets		813
Deferred tax asset		927
Net capital prior to haircuts on securities positions		(1,147)
Less haircuts on securities positions		68
Net capital as defined by Rule 15c3-1		(1,215)
Minimum net capital required		186
Net capital deficit	$	(1,401)
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	2,789
Total aggregate indebtedness	$	2,789
Ratio of aggregate indebtedness to net capital		-230%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2021 filed by the Company with the Financial Industry Regulatory Authority on February 28, 2022.

NEXPOINT SECURITIES, INC.

Supplemental Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2021

The Company is exempt from rule 15c3-3 per Footnote 74 of the Securities and Exchange Commission Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5

NexPoint Securities, Inc's
Exemption Report

NexPoint Securities, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The company does not claim an exemption under paragraph (k) of 17 C.F.R . §240.15c3-3, and

(2) The Company is filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____

NexPoint Securities, Inc.

I, ___Brian Mitts_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: FinOp
5/17/2022

BKD
CPAs & Advisors

2700 Post Oak Boulevard, Suite 1500 | Houston, TX 77056 5829
713.499.4600 | Fax 713.499.4699 | bkd.com

Report of Independent Registered Public Accounting Firm

Stockholder and Audit Committee
NexPoint Securities, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NexPoint Securities, Inc. (the Company), identified that it does not claim an exemption under paragraph (k) of 17 CFR §240.15c3-3 and is relying on the provisions of Footnote 74 of the Securities and Exchange Commission Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5 (the exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the Securities and Exchange Commission Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

BKD, LLP

Houston, Texas
May 17, 2022